THE BANK OF NEW YORK MELLON

Depositary Receipts Division

240 Greenwich Street

New York, New York 10286

June 6, 2019

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Office of International Corporate Finance, Division of Corporation Finance

RE:	Registration Statement on Form F-6 filed on behalf of Antofagasta PLC (File No. 333-231101) (the “Form F-6”)

Ladies and Gentlemen:

The Bank of New York Mellon, as depositary (the “Depositary”), on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares (the “ADSs”) representing ordinary shares (the “Shares”) of Antofagasta PLC (the “Company”), hereby applies to withdraw the above referenced Form F-6 pursuant to Rule 477 under the Securities Act of 1933, as amended.

The grounds for this application to withdraw the Form F-6 are as follows:

The Form F-6 was filed on April 29, 2019 and declared effective immediately pursuant to Rule 466. The Depositary no longer wishes to establish a depositary receipt program under the Company. No securities have been sold under the F-6.

If you should have any questions about this application, please contact our counsel in this matter, Dwayne B. Latimore of Emmet, Marvin & Martin, LLP, at (212) 238-3267.

Very truly yours,

Legal entity created by the agreement for the issuance of American Depositary Shares representing ordinary shares of Antofagasta PLC.

By: The Bank of New York Mellon,

as Depositary

By: /s/ Robert W. Goad

Name: Robert W. Goad

Title: Managing Director

cc:       Dwayne B. Latimore, Esq.

Emmet, Marvin & Martin, LLP

dlatimore@emmetmarvin.com